FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)		
Davis, K. Michael	**FPL Group, Inc. (FPL)**		Director	10% Owner
		X	Officer (give title below)	Other (specify below)
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year	**(1)**	
FPL Group, Inc. 9250 West Flagler Street		**February 13, 2003**	7. Individual or Joint/Group Filing (Check Applicable Line)	
(Street)		5. If Amendment, Date of Original (Month/Day/Year)	**X** Form filed by One Reporting Person	
Miami, FL 33174				
(City) (State) (Zip)			Form filed by More than One Reporting Person	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	4,316.3334	I	By Thrift Plans Trust
Common Stock	- -	- -	- -	- -	- -	- -	- -	1,631.487	I	By Wife
Common Stock	2/13/03	- -	A [2]		1,684	A	- -			
Common Stock	2/13/03	- -	F [3]		674	D	$55.12	15,376.818 [4]	D	

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Shares	(5)	2/13/03	– –	A		60		(5)	(5)	Common Stock	(5)	(5)	540	D	
Employee Stock Option (Right to Buy)	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	7,500 (6)	D	
Employee Stock Option (Right to Buy)	$55.12	2/13/03	– –	A		7,500		(7)	2/13/13	Common Stock	7,500		7,500	D	

Explanation of Responses:

(1) Controller and Chief Accounting Officer of FPL Group, Inc.; Vice President, Accounting, Controller and Chief Accounting Officer of Florida Power & Light Company (subsidiary of Issuer).

(2) Acquired in settlement of performance share awards (which were not derivative securities) under Amended and Restated Long Term Incentive Plan of Issuer, exempt under Rule 16b-3.

(3) Shares of stock withheld by Issuer to satisfy tax withholding obligation on shares acquired on February 13, 2003 in settlement of performance share awards.

(4) Receipt of 5,184 shares deferred until Mr. Davis' retirement.

(5) Phantom shares credited to a Supplemental Matching Contribution Account for the reporting person pursuant to the FPL Group, Inc. Supplemental Executive Retirement Plan. Phantom shares represent the number of phantom shares of FPL Group, Inc. Common Stock credited to the reporting person if the phantom shares had been invested in FPL Group's company stock fund in its Thrift Plan during fiscal year 2002 based on share prices ranging from $46.30 to $64.91. Amount shown constitutes the difference between the balance at 12/31/02 and the balance at 12/31/01. Includes cash dividends that would be payable on the phantom shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the phantom shares. This filing is not an admission that the phantom shares are derivative securities.

(6) On February 11, 2002, the reporting person was granted an Option to purchase 7,500 shares of common stock with an exercise price of $52.64 per share. The Option (i) vests as to 2,500 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant and (ii) expires on February 11, 2012.

(7) The Option shall vest as to 2,500 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE
Signature of Reporting Person

February 14, 2003
Date